Exhibit 99.2

Crystal Capital Financial

Holdings LLC

(A Delaware Limited Liability Company)

Consolidated Financial Statements

Year Ended December 31, 2013

Crystal Capital Financial Holdings LLC

(A Delaware Limited Liability)

Index

Year Ended December 31, 2013

Page(s)
Independent Auditor’s Report	1
Consolidated Financial Statements
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Noncontrolling Interest and Member’s Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6–18

McGladrey LLP

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Members of

Crystal Capital Financial Holdings LLC

Boston, Massachusetts

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Crystal Capital Financial Holdings LLC and its subsidiaries (the “Company”) which comprise the balance sheet of as of December 31, 2013, and the related consolidated statements of operations, changes in member’s equity and noncontrolling interest, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Boston, Massachusetts

February 14, 2014

Member of the RSM International network of independent accounting tax and consulting Forms.

Crystal Capital Financial Holdings LLC

Consolidated Balance Sheet

December 31, 2013

Assets:
Cash and cash equivalents	$10,021,273
Restricted cash	16,077,862
Loan interest and fees receivable	5,663,453

Loans	454,387,509
Less: Unearned fee income	(10,469,185)
Allowance for loan losses	(8,056,417)

Total loans, net	435,861,907
Investment in Crystal Financial SBIC LP	7,447,745
Fixed assets, net	202,614
Tradename	14,520,000
Goodwill	5,156,542
Other assets	4,102,501

Total assets	$499,053,897

Liabilities:
Revolving credit facility	$200,400,000
Accrued expenses	8,111,032
Dividends payable	8,149,131
Other liabilities	1,667,261
Collateral held for borrower obligations	12,409,666

Total liabilities	230,737,090

Commitments and Contingencies (Note 7)
Noncontrolling interest (Note 2):	$5,485,468

Member’s equity:
Class A units	273,885,845
Accumulated deficit	(11,054,506)

Total member’s equity	262,831,339

Total liabilities, noncontrolling interest and member’s equity	$499,053,897

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Capital Financial Holdings LLC

Consolidated Statement of Operations

For the year ended December 31, 2013

Net interest income:
Interest income	$52,513,931
Interest expense	7,412,174

Net interest income	45,101,757
Provision for loan losses	2,338,441

Net interest income after provision for loan losses	42,763,316

Noninterest income:
Other income	1,533,307

Total noninterest income	1,533,307

Operating expenses:
Compensation and benefits	11,990,890
Occupancy and equipment	755,010
General and administrative expenses	2,867,835

Total operating expenses	15,613,735

Realized loss from foreign currency transactions, net	(1,666,503)
Realized gain from hedging, net	1,424,731
Unrealized loss from foreign currency translations, net	(1,779,351)
Unrealized gain from hedging, net	1,392,183

Net income	28,053,948

Less: Net income attributable to noncontrolling interest	499,637

Net income attributable to Crystal Capital Financial Holdings LLC	$27,554,311

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Capital Financial Holdings LLC

Consolidated Statement of Changes in Noncontrolling Interest and Member’s Equity

For the year ended December 31, 2013

	Noncontrolling Interest	Class A Units	Accumulated Deficit	Total Member’s Equity	Total Noncontrolling Interest and Member’s Equity
Balance, December 31, 2012	$3,900,679	$273,885,845	$(6,327,110)	$267,558,735	$271,459,414
Dividends	(581,804)	—	(31,750,000)	(31,750,000)	(32,331,804)
Net income	499,637	—	27,554,311	27,554,311	28,053,948
Issuance of units to noncontrolling interest	1,135,249	—	—	—	1,135,249
Adjustment of noncontrolling interest units to redemption value	531,707	—	(531,707)	(531,707)	—

Balance, December 31, 2013	$5,485,468	$273,885,845	$(11,054,506)	$262,831,339	$268,316,807

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Capital Financial Holdings LLC

Consolidated Statement of Cash Flows

For the year ended December 31, 2013

Cash flows from operating activities:
Net income	$28,053,948
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	2,338,441
Amortization of unearned fee income	(2,718,126)
Accretion of purchase price discount	(1,274,832)
Depreciation and amortization	78,743
PIK interest income	(563,710)
Interest in earnings of unconsolidated subsidiary	190,373
Unrealized loss on foreign currency transactions	1,779,351
Unrealized gain on hedging transactions	(1,392,183)
Increase in loan interest and fees receivable	(2,076,421)
Decrease in other assets	2,118,038
Increase in unearned fees	13,000,543
Increase in accrued expenses	7,254,549
Decrease in other liabilities	(12,523,401)

Net cash provided by operating activities	34,265,313

Cash flows from investing activities:
Purchases of fixed assets	(206,264)
Investment in loans	(349,228,572)
Repayment of term loans	264,049,358
Lending on revolving lines of credit, net	20,320,825
Increase in restricted cash	(13,352,283)
Investment in Crystal Financial SBIC LP	(7,638,118)
Increase in collateral held for borrower obligations	11,628,511

Net cash used in investing activities	(74,426,543)

Cash flows from financing activities:
Proceeds from borrowings on revolving credit facility, net	57,650,000
Payment of dividends	(24,182,673)
Issuance of units to noncontrolling interest holders	1,135,249
Payment of debt issue costs	(99,444)
Payment of capital lease obligations	(4,659)

Net cash provided by financing activities	34,498,473

Decrease in cash and cash equivalents	(5,662,757)
Cash and cash equivalents at beginning of year	15,684,030

Cash and cash equivalents at end of year	$10,021,273

Supplemental disclosure of cash flow information:
Cash paid for interest	$7,415,351

Cash paid for taxes	$—

The accompanying notes are an integral part of these consolidated financial statements.

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

1.    Organization

Crystal Capital Financial Holdings LLC (“Crystal Financial Holdings” or the “Company”) has a controlling financial interest in Crystal Financial LLC (“Crystal Financial”). Crystal Financial, including its wholly owned subsidiary, Crystal Financial SPV LLC (“Crystal Financial SPV”), is a commercial finance company that primarily originates, underwrites, and manages secured debt to middle market companies within various industries. The Company was formed in the state of Delaware on March 2, 2010.

On December 17, 2012, the Company entered into a Securities Purchase and Sale Agreement with Solar Capital Ltd. (“Solar”) whereby the Company agreed to sell, and Solar agreed to purchase all outstanding equity securities of the Company. The acquisition closed on December 28, 2012 (the “Acquisition Date”). Effective on the Acquisition Date, Crystal Financial Holdings became a single-member LLC with Solar having sole ownership of the Company.

As of December 31, 2013, Crystal Financial Holdings owns approximately 98.2% of the outstanding ownership interest in Crystal Financial LLC. The remaining financial interest is held by various employees of Crystal Financial, through their investment in Crystal Management LP (Note 5). The activities of the Company occur primarily within Crystal Financial and Crystal Financial SPV.

The Company is based in Boston, Massachusetts with offices and employees in Chicago, Illinois; Atlanta, Georgia; and Los Angeles, California.

2.    Reclassification

During 2013, the Company reclassified certain noncontrolling interest units that were previously recorded as a component of member’s equity. As all of the Company’s noncontrolling interest units are subject to put options, which can be exercised by the unit holders upon the occurrence of events that are outside the control of the Company, the Company determined that the units should be recorded as temporary equity in the consolidated balance sheet. At December 31, 2012, class A units totaling $2,691,524, as well as the portion of the Company’s net loss that was allocated to these units totaling $90,435, was classified as a component of member’s equity in the consolidated balance sheet and the statement of changes in member’s equity. Such amounts have been reclassified to temporary equity in the accompanying consolidated financial statements as of December 31, 2012.

3.    Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adopted by the Company:

Basis of Accounting

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation

The consolidated financial statements for the period ended December 31, 2013 include the accounts of Crystal Financial Holdings and its subsidiaries, Crystal Financial and Crystal Financial SPV. All inter-company investments, accounts and transactions have been eliminated in these consolidated financial statements.

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates most susceptible to change include the allowance for loan losses, the valuation of intangible assets as determined during impairment testing and the fair value of the Company’s derivative instruments. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents at December 31, 2013. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of nonperformance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage. The Company has not experienced any losses on such accounts.

Restricted Cash

Restricted cash consists of interest and fees collected on those loans held within Crystal Financial SPV that serve as collateral against the Company’s outstanding line of credit. Upon receipt, these funds are restricted from the Company’s access until the fifteenth of the following month. Also included in restricted cash may be funds that serve as collateral against loans outstanding to certain borrowers as well as funds that serve as collateral to outstanding letters of credit, some of which may be issued by the Company on behalf of certain borrowers.

Loans

The Company typically classifies all loans as held to maturity. Loans funded by the Company are recorded at the amount of unpaid principal, net of unearned fees, discounts and the allowance for loan losses in the Company’s consolidated balance sheet.

Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Interest is not accrued on loans with interest or principal payments 90 days or greater past due or on other loans when management believes collection is doubtful. Loans considered impaired, as defined below, are nonaccruing. When a loan is placed on nonaccrual status, all interest previously accrued, but not collected, is reversed against current interest income and all future proceeds received will generally be applied against principal or interest, in the judgment of management. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to the accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. At December 31, 2013, there are no past due interest or principal payments and the Company did not have any loans on nonaccrual status.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. All loans are individually evaluated for impairment according to the Company’s normal loan review process, including overall credit evaluation, nonaccrual status and payment experience. Loans identified as impaired are further evaluated to determine the estimated extent of impairment. At December 31, 2013, the Company has not classified any loans as impaired.

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

Allowance for Loan Losses

The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb probable losses, net of recoveries, inherent in the loan portfolio at year end. Internal credit ratings assigned to loans are periodically evaluated and adjusted to reflect the current credit risk of the loan. In accordance with applicable guidance, management assigns a general loan allowance based on the borrower’s overall risk rating for loans not deemed to be impaired. All loans in the Company’s portfolio are individually evaluated when determining the overall risk rating. The risk ratings are derived upon consideration of a number of factors related to both the borrower and the borrower’s facility, with those factors related to the borrower’s facility being the key determinant of the overall risk rating. Risk factors of the borrower that are considered include asset and earnings quality, historical and projected financial performance, borrowing liquidity and/or access to capital. Risk factors of the facility that are considered include collateral coverage and the facility’s position within the overall capital structure. Upon consideration of each of the aforementioned factors, among others, the Company assigns each loan an obligor risk rating and a facility risk rating, which are then collectively used in developing the overall risk rating. The overall risk rating corresponds with an applicable reserve percentage which is applied to the face value of the loan in order to determine the Company’s allowance for loan losses. In establishing the applicable reserve percentages, the Company considers various factors including historical industry loss experience, the credit profile of the Company’s borrowers as well as economic trends and conditions.

Specific allowances for loan losses on impaired loans are typically measured based on a comparison of the recorded carrying value of the loan to the present value of the loan’s expected cash flow using the loan’s effective interest rate, the loan’s estimated market price or the estimated fair value of the underlying collateral, if the loan is collateral-dependent. A specific reserve is applied when loans are assigned risk ratings at or above a specific threshold. At December 31, 2013, the Company has not classified any loans as impaired and as such, no specific reserve for impaired loans was required at December 31, 2013. Loans are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the loan, or when senior management deems the loan to be permanently impaired.

Depending on the assigned internal risk rating, loans are classified as either Pass or Criticized. Generally, once a loan is classified as Criticized, a specific reserve analysis is required. At December 31, 2013, no loans were classified as Criticized.

The Company also maintains an allowance on unused revolver commitments. At December 31, 2013 an allowance of $376,062 was recorded relating to unused revolver commitments. This amount is recorded as a component of other liabilities on the Company’s consolidated balance sheet with changes recorded in the provision for loan losses on the Company’s consolidated statement of operations. The methodology for determining the allowance for unused revolver commitments is consistent with the methodology used for determining the allowance for loan losses.

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

The summary of changes in the allowance for loan losses relating to funded commitments for the year ended December 31, 2013 is as follows:

	Year Ended December 31, 2013
	Revolvers	Term Loans	Total
Balance, beginning of period	$657,348	$5,237,829	$5,895,177
Provision for loan losses- general	(358,426)	2,519,666	2,161,240
Provision for loan losses- specific	—	—	—
Charge- offs, net of recoveries	—	—	—

Balance, end of period	$298,922	$7,757,495	$8,056,417

Balance, end of period- general	$298,922	$7,757,495	$8,056,417

Balance, end of period- specific	$—	$—	$—

Loans
Loans collectively evaluated with general allowance	$16,211,175	$438,176,334	$454,387,509
Loans individually evaluated with specific allowance	—	—	—

Total loans	$16,211,175	$438,176,334	$454,387,509

Deferred Financing Fees

Deferred financing fees represent fees and other direct incremental costs incurred in connection with the Company’s borrowings against its revolving credit facility (Note 4). These amounts are amortized using the straight-line method into earnings as interest expense ratably over the contractual term of the facility. Net deferred financing fees totaled $179,544 at December 31, 2013 and are included as a component of other assets on the accompanying consolidated balance sheet.

Tradename Intangible Asset

In connection with the acquisition of the Company, as discussed in Note 1, the purchase price was allocated amongst the fair value of the assets acquired and liabilities assumed. Identified intangible assets included $14,520,000 related to the Crystal Financial tradename. The tradename has an indefinite life and therefore is not amortized. The Company reviews its intangible assets for impairment on an annual basis, at the end of the third quarter, or whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. When considering whether or not the tradename is impaired, the Company utilizes both qualitative and quantitative factors. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the intangible asset is impaired. If the qualitative assessment indicates that it is more likely than not that the intangible asset is impaired, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment is performed, in which the Company is required to determine the fair value of the intangible asset. An intangible asset is considered impaired if the carrying value of the asset exceeds the estimated fair value of the asset. The impairment is then measured as the excess of the carrying value of the asset over its estimated fair value. The Company estimates the fair value of the tradename using an income approach which incorporates various estimates and judgments. As of December 31, 2013, the Company has not recorded any impairment against its tradename intangible asset.

Goodwill

In connection with the acquisition of the Company, as discussed in Note 1, the Company recorded goodwill equal to the excess of the purchase price over the fair value of assets acquired and liabilities assumed. Goodwill

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

recognized on the Acquisition Date totaled $5,156,542. The Company assesses the realizability of goodwill annually at the end of the third quarter, or more frequently if events or circumstances indicate that impairment may exist.

The Company assesses whether goodwill impairment exists using both qualitative and quantitative assessments. The qualitative assessment involves determining whether events or circumstances exist that indicate that it is more likely than not that the fair value of the reporting unit, which has been determined to be the Company as a whole, is less than its carrying amount. If the qualitative assessment indicates that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or if the Company elects to not perform a qualitative assessment, then a quantitative assessment, or two-step impairment test, is performed.

As part of the step one testing for goodwill impairment, the fair value of the reporting unit is estimated by applying weighted percentages to the calculated fair values of the Company derived using both the income and market approaches. Under the income approach, the fair value is determined using a discounted cash flow analysis, which involves significant estimates and assumptions, including market conditions, discount rates, and projections of future cash flows. Using the market approach, the fair value is estimated by using comparable publicly traded companies, whose values are known, as a benchmark to establish an estimate of a multiple that is then applied to the Company.

Step two of the goodwill impairment test, used to measure the amount of impairment loss, if any, compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess.

For the year ended December 31, 2013, the step one testing for goodwill impairment indicated that the fair value of the reporting unit exceeded its carrying value. As such, no impairment was recorded.

Interest

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. In accordance with the Company’s policy, accrued interest is evaluated periodically for collectability. The Company stops accruing interest on loans when it is determined that interest is no longer collectible. All interest is deemed to be collectible at December 31, 2013.

Fee Income Recognition

It was determined on the Acquisition Date that the fair value of the Company’s loan portfolio was at a slight discount to face value. This discount is being accreted into income and is added to the value of the respective loan over the contractual life of the loan using the effective interest method. Income related to the accretion of the discount is included as a component of interest income on the consolidated statement of operations.

Nonrefundable loan fees associated with the origination or purchase of loans are deferred and included in loans, net, in the consolidated balance sheet. These commitment fees, as well as certain other fees charged to borrowers, such as amendment and prepayment fees, are recorded as interest income, after receipt, over the remaining life of the loan using a method which approximates the interest method. Unused line fees are recorded as interest income when received.

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

Property and Equipment

Property and equipment includes furniture and fixtures, computer equipment and software, which are carried at cost. Such items are depreciated or amortized on a straight-line basis over the following useful lives:

Furniture and fixtures	5-7 years
Computer equipment	3-5 years
Computer software	3 years
Leasehold improvements	shorter of remaining lease term or the asset’s
estimated useful life

The cost basis of the Company’s capital lease, furniture and fixtures, computer equipment, computer software and leasehold improvements was $8,663, $18,295, $137,066, $28,012, and $82,595 at December 31, 2013. Depreciation expense of $71,258 was recognized during the year ended December 31, 2013 and is included as a component of occupancy and equipment expenses on the accompanying consolidated statement of operations. Accumulated depreciation at December 31, 2013 totaled $72,017.

Noncontrolling Interest

Ownership units in Crystal Financial that are held by Crystal Management LP (Note 5), along with net income allocated to these units, net of dividends, are recorded as noncontrolling interest in the accompanying consolidated financial statements.

Units associated with the Company’s noncontrolling interest are classified as temporary equity in the accompanying consolidated balance sheet as the units contain put options which are not legally detachable or separately exercisable and such exercise is not solely within the control of the Company. The noncontrolling interest units are recorded at the greater of their carrying value or their redemption value, which is determined as the fair value of the unit, as defined in the Crystal Financial Operating Agreement, as of the balance sheet date. Changes in the redemption value of the noncontrolling interest units, after allocation of net income and dividends paid, are recorded as a component of retained earnings in the accompanying consolidated financial statements.

Foreign Currency

The functional currency of the Company is the US Dollar. At December 31, 2013, the Company had three foreign currency denominated loans in its portfolio. Gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the US Dollar are included in earnings as incurred. The Company recorded an unrealized loss on foreign currency translations of $1,779,351 during the year ended December 31, 2013.

Derivative Instruments and Hedging Activities

The Company records the fair value of its derivative instruments in the accompanying consolidated balance sheet at their assessed fair values. The Company’s policy is to not designate the hedge transactions that it enters into as effective hedges. As such, changes in the fair value of the instruments are recorded as a component of earnings in the consolidated statement of operations.

The Company is party to three cash flow hedges with Deutsche Bank AG to hedge the risk of foreign exchange fluctuations on the foreign denominated loans in its portfolio. Two of the three hedges are cross-currency swaps whereby the Company hedges both the foreign denominated principal and interest payments owed from the borrower. The third hedge is a forward contract, which hedges only the principal to be exchanged

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

at the maturity of the loan. These transactions involve the exchange of fixed underlying principal payments and interest payments based off of variable interest rates that correspond with the respective currency being exchanged. The Company accounts for these derivative transactions until the contract expires or is terminated. Upon either expiration or termination, the gain or loss on the transaction is recorded as a component of realized gain or loss from derivative transactions.

The following table details the derivative instruments outstanding at December 31, 2013:

Contract	Notional Amount	Balance Sheet Location	Fair Value	Change in Unrealized Gain (Loss)
Assets:
cross-currency swap	CAD13,000,000	other assets	$370,435	$847,185
forward contract	CAD22,500,000	other assets	580,703	588,927
Liabilities:
cross-currency swap	EUR4,410,880	other liabilities	$(368,439)	$(96,888)

Income Taxes

Members of Crystal Financial are individually liable for the taxes, if any, on their share of Crystal Financial’s income and expenses. Effective December 29, 2012, and in conjunction with the acquisition, Crystal Financial Holdings changed its tax classification from that of a corporation to a disregarded entity. As the Company’s sole owner is treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended, income taxes have not been provided for on the accompanying consolidated financial statements.

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 740-10 (“ASC 740-10”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Accounting Standard Codification 740. ASC 740-10 provides a comprehensive model for the recognition, measurement and disclosure of uncertain income tax positions. The Company recognizes the tax effect of certain tax positions when it is more likely than not that the tax position will sustain upon examination, based solely on the technical merits of the tax position. As of December 31, 2013, the Company does not have any uncertain tax positions that meet the recognition or measurement criteria of ASC 740-10.

4.    Debt Obligations and Financings

Revolving Credit Facility

On May 12, 2011, the Company entered into a Loan Financing and Servicing Agreement (the “Credit Agreement”) with Deutsche Bank AG (the “Lender”) under which the Lender committed $150,000,000 to the Company in the form of a revolving credit facility. The Credit Agreement was amended and restated on October 3, 2012. Under the amended and restated Credit Agreement, the Lender’s commitment was increased to $275,000,000. Effective November 15, 2013, the Company executed the sixth amendment to the amended and restated Credit Agreement. Among other things, the amendment provided the Company with the ability to increase the credit facility’s outstanding commitment from $275,000,000 to $400,000,000, upon the Company’s request, subject to Lender approval. On November 18, 2013, via the seventh amendment to the amended and restated Credit Agreement, the Lender assigned a portion of its commitment to Citibank, N.A. (together with Deutsche Bank AG, the “Lenders”).

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

Prior to any increase in the Lenders’ respective commitments, the amount available to borrow under the facility is the lesser of (a) $275,000,000 or (b) the amount calculated and available per the Borrowing Base, as defined in the Credit Agreement. Borrowings under the facility bear interest at a weighted average rate of 3.25% plus the Lenders’ cost of funds. The Company also pays an undrawn fee on unfunded commitments and an administrative agent fee. As of December 31, 2013, there was $200,400,000 outstanding under the facility. Remaining capacity under the facility at December 31, 2013, subject to borrowing base constraints, totals $74,600,000. The facility terminates on the earlier of November 15, 2017 or upon the occurrence of a Facility Termination Event, as defined in the Agreement.

Commencing on August 15, 2016 and continuing every three months until the facility’s termination date, the Company may be required to make principal pay-downs on certain amounts outstanding. The amount to be paid down is contingent upon the future amount outstanding as well as the amount of future non-mandatory prepayments made on the credit facility.

Cash, as well as those of the Company’s loans that are held within Crystal Financial SPV, serve as collateral against the facility. At December 31, 2013 the amount of cash and the face value of loans pledged as collateral were $8,488,605 and $443,884,863, respectively. Under the facility, the Company has made certain customary representations and warranties, and is required to comply with various covenants, reporting requirements, and other customary requirements for similar credit facilities. The Credit Agreement includes usual and customary events of default for credit facilities of this nature. The Company is in compliance with all covenants at December 31, 2013.

Operating and Capital Leases

The Company leases office space and equipment under various operating and capital lease agreements. Future minimum lease commitments under these leases are as follows:

	Operating Leases	Capital Leases
2014	$709,678	$4,796
2015	719,985	—
2016	732,310	—
2017	431,375	—
2018	—	—
Thereafter	—	—

	$2,593,348	4,796

Less: Amount representing interest		186

Present value of minimum capital lease payments including current maturities of $4,610		$4,610

5.    Related Party Activity

Investment in Crystal Financial SBIC LP

On March 15, 2013, Crystal Financial committed $50,750,000 of capital to Crystal Financial SBIC LP (the “Fund”) in exchange for a 65.91% limited partner interest. Crystal Financial SBIC LP was established to operate as a small business investment company under the SBIC Act. The managing members of the Fund’s general partner, Crystal SBIC GP LLC (the “General Partner”), are also members of Crystal Financial’s management

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

team and hold ownership interests in Crystal Financial LLC through their investments in Crystal Management LP. Crystal Financial and the General Partner have entered into a Services Agreement whereby Crystal Financial provides certain administrative services to the General Partner in exchange for a waiver of the quarterly management fee owed by the Fund’s limited partners to the General Partner. Crystal Financial has also entered into a Loan Agreement with the Fund in order to meet short term capital needs. The Loan Agreement was executed on August 2, 2013 and expires one year from the date of execution. The Loan Agreement is subject to renewal upon agreement from both parties. There were no amounts outstanding on the Loan Agreement at December 31, 2013 and interest income earned by Crystal Financial during 2013 totaled $1,158.

The Company accounts for its limited partner interest in the Fund as an equity method investment in the accompanying consolidated financial statements. Crystal Financial contributed $7,638,118 to the Fund during 2013 and was allocated $190,373 of the Fund’s 2013 net loss. Crystal Financial’s investment in the Fund is recorded as Investment in Crystal Financial SBIC LP in the accompanying consolidated balance sheet.

Crystal Management LP

Crystal Management LP was formed on December 9, 2013 under the laws of the state of Delaware. In accordance with the executed Limited Partnership Agreement, dated December 31, 2013, the primary purpose of Crystal Management LP is to maintain the ownership interests of Crystal Financial employees. Through Crystal Management LP, these ownership interests are invested in Crystal Financial. Crystal Financial is the general partner of Crystal Management LP. Despite being the general partner, Crystal Financial holds no economic interest in Crystal Management LP.

6.    Member’s Capital

Crystal Financial has issued one class of limited liability company interests, referred to as units. Each unit entitles its holder to one vote on all matters submitted to a vote of the members. Units purchased on the Acquisition Date were purchased at a fair value of $1,000 per unit. There were 280,126 units outstanding on December 31, 2013. Of this amount, Solar, through its investment in Crystal Financial Holdings, owns 275,000 units and Crystal Financial employees, through their investment in Crystal Management LP, own the remaining 5,126 units.

The noncontrolling interest units contain put options which, upon exercise, require Crystal Financial to repurchase the outstanding unit at the fair value of the unit, as defined in Crystal Financial’s Operating Agreement, on the date of exercise. As defined, the redemption value of the noncontrolling interest units, which also equals the fair value, as defined, totaled $5,485,468 at December 31, 2013.

7.    Commitments and Contingencies

The Company is party to financial instruments with off-balance sheet risk including unused revolver commitments and delayed draw commitments to certain borrowers. Aggregate commitments under these agreements at December 31, 2013 are $63,698,875. Of this amount, $16,211,175 is outstanding and included as a component of loans receivable on the accompanying consolidated balance sheets for the respective period. These revolving credit agreements and delayed draw term loans have fixed expiration dates. The revolving credit agreements require payment of a monthly fee equal to a certain percentage times the unused portion of the revolving line of credit. As the unfunded commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of credit that can be extended under each of the revolving credit agreements and delayed draw term loan agreements is typically limited to the borrower’s available collateral, which is used in calculating the borrower’s borrowing base at the

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

time of a respective draw. Upon each draw, the Company ensures that the amount outstanding under these agreements does not exceed the available collateral of the borrower.

Effective January 1, 2013, certain employees of Crystal Financial, including members of management, entered into a long term incentive plan agreement (the “LTIP Agreement”). In accordance with the terms of the LTIP Agreement, a bonus pool is calculated each calendar year and is based upon the achievement of certain operating results during the year. The bonus pool calculated and earned for each fiscal year will be paid out two years after the year in which the bonus pool is calculated and earned. The calculated bonus pool is subject to a look-back calculation which could cause the amount that is ultimately paid out to be less than the amount originally calculated. Fifty percent of the bonus pool paid will be payable in cash, with the remainder to be paid in fully-vested ownership units. The number of units to be granted will be determined based upon the fair value of the units, as defined in Crystal Financial’s Operating Agreement, on the date the units are issued. Amounts recorded pursuant to the LTIP Agreement for the year ended December 31, 2013 are included as a component of accrued expenses on the accompanying consolidated balance sheet and as a component of compensation and benefits expense on the accompanying consolidated statement of operations.

8.    Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

The following tables present recorded amounts of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Value in Consolidated Balance Sheet
Assets:
Cross-currency swaps	$—	$—	$370,435	$370,435
Forward contracts	—	—	580,703	580,703

Total assets recorded at fair value on a recurring basis	$—	$—	$951,138	$951,138

Liabilities:
Cross-currency swaps	$—	$—	$368,439	$368,439

Total liabilities recorded at fair value on a recurring basis	$—	$—	$368,439	$368,439

The fair values of the Company’s derivative contracts are obtained from a third party and are subject to review and oversight by management. They were determined using widely accepted valuation techniques including discounted cash flow analysis based on the contractual terms of the derivatives, such as the period to maturity of each instrument. They use observable and unobservable market based inputs, including interest rate curves and implied volatilities. In addition, the Company considered both its own and its counterparty’s risk of nonperformance in determining the fair value of its derivative financial instruments by estimating the current and potential future exposure under the derivative financial instruments that both the Company and the counterparty were at risk for as of the valuation date. The credit risk of the Company and its counterparty was factored into the calculation of the estimated fair value of the derivative contracts.

The following table presents a summary of significant unobservable inputs and valuation techniques of the Company’s Level 3 fair value measurements at December 31, 2013.

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial assets:
Cross- currency swaps	$370,435	Valuation model	Crystal Financial’s cost of debt	6.13%-7.50%
Forward contracts	580,703	Valuation model	Crystal Financial’s cost of debt	6.13%-7.50%

	$951,138

	Fair Value	Valuation Techniques	Unobservable Input	Range
Financial liabilities:
Cross- currency swaps	$368,439	Valuation model	Crystal Financial’s cost of debt	6.13%-7.50%

	$368,439

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

The table below illustrates the change in balance sheet amounts during the year ended December 31, 2013 for financial instruments measured on a recurring basis and classified by the Company as level 3 in the valuation hierarchy. When a determination is made to classify a financial instrument as level 3, the determination is based upon the significance of the unobservable parameters to the overall fair value measurement. Level 3 financial instruments typically include, in addition to the unobservable or level 3 components, observable components. Significant unobservable inputs used in the valuation of the Company’s derivative contracts include the Company’s credit valuation adjustment as well as various pricing assumptions.

	Cross-currency swaps	Forward contracts
Fair value, December 31, 2012	$(756,525)	$—
Total gains or losses included in earnings:
Net realized gain	—	—
Net change in unrealized gain	758,521	580,703
Transfers into Level 3	—	—
Transfers out of Level 3	—	—

Fair value, December 31, 2013	$1,996	$580,703

The Company’s financial instruments consist of cash, restricted cash, interest receivable, loans receivable, its investment in Crystal Financial SBIC LP, derivative instruments and the revolving credit facility. Due to the short-term nature of the Company’s cash, restricted cash and interest receivable, the carrying value approximates fair value.

The Company’s loans receivable are recorded at outstanding principal, net of any deferred fees and costs and unamortized purchase discounts. If the Company elected the fair value option, the estimated fair value of the Company’s loans receivable would be derived using among other things, a discounted cash flow methodology, that considers various factors including the type of loan and related collateral, current market yields for similar debt investments, estimated cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates.

If the Company elected the fair value option, the estimated fair value of the Company’s revolving credit facility at December 31, 2013 would approximate the carrying value. The fair value is estimated based on consideration of current market interest rates for similar debt instruments.

The following table presents the carrying amounts and estimated fair values of the Company’s long-term financial instruments, at December 31, 2013:

	Carrying Amount	Estimated Fair Value
Assets
Loans receivable	$454,387,509	$454,400,000
Liabilities
Revolving credit facility	$200,400,000	$200,400,000

9.    Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board (“FASB”) issued guidance which clarifies that the scope of disclosures about offsetting assets and liabilities required by Accounting Standards Codification (“ASC”) 210-20-50 applies to derivatives accounted for in accordance with ASC 815 including bifurcated

Crystal Capital Financial Holdings LLC

Notes to Consolidated Financial Statements

December 31, 2013

embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with ASC 210-20-45 or ASC 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. This guidance was effective for fiscal years beginning on or after January 1, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU states that an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Codification Subtopic 350-30, Intangibles—Goodwill and Other, General Intangibles Other than Goodwill. Under the guidance in this ASU, an entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. The amendments in this ASU are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 did not have a material effect on the Company’s results from operations or financial position.

10.    Subsequent Events

The Company has evaluated subsequent events through February 14, 2014, the date which the financial statements were available to be issued.

On January 29, 2014, the Company executed the eighth amendment to the amended and restated Credit Agreement (Note 4) which increased the commitment on the Company’s credit facility from $275,000,000 to $300,000,000.